Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
Fax: 260-455-5135
MaryJo.Ardington@LFG.com

VIA EDGAR & FedEx

August 9, 2011

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:      The Lincoln National Life Insurance Company
Request Pursuant to Rule 485(b) (1)(vii)
Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) respectfully request the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through separate accounts of the Company (the “Replicate Filings”) under paragraph (b) of Rule 485.

The Company filed, on August 9, 2011, under Rule 485(a)(1) of the 1933 Act, the following “template” or model variable annuity filing as described below:

•	Lincoln National Variable Annuity Account H, File No. 333-61592 (the “Template Filing”).

In connection with this request, the Company confirms that:

•
The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filing; the Replicate Filing will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

•	Because the Replicate Filing is substantially identical to the Template Filing, the Companies will be able to revise the Replicate Filing effectively to reflect Staff comments on the Template Filing.

•	The Replicate Filing will effectively incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.

•	The Replicate Filing will not include changes that would otherwise render it ineligible for filing under Rule 485(b).

Disclosure Changes

The Template Filing outlines increased mortality & expense risk charges for both the base contract and i4LIFE® Advantage for contracts purchased after November 7, 2011. Each charge will be increased by 0.05%. In addition, the persistency credit will be increased from 0.0875% to 0.010% for contracts purchased after November 7, 2011.

The only difference between the Template Filing and the Replicate Filing are the Example numbers, which will be different to reflect different underlying fund fees.

The Company proposes to add the above disclosure to the next amendment to the following Replicate Filing:

Lincoln Life Variable Annuity Account N
•	File No. 333-61554

*      *      *

We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (260) 455-3917.  Thank you for your assistance with and attention to this matter.

Sincerely,

Mary Jo Ardington
Associate General Counsel

c:           Alison White, Esq.